FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 16, 2012

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

2, rue du Fort Bourbon

L-1249 Luxembourg

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) unaudited interim condensed consolidated financial statements as at June 30, 2012 and for the six month period ended.

Millicom is an international company providing communications, information, entertainment, solutions and financial services in emerging markets using various combinations of mobile and fixed telephony, cable and broadband businesses in 15 countries in Central America, South America and Africa.

The Company’s shares are traded on the Stockholm stock exchange (NASDAQ OMX), its primary listing, as Swedish Depositary Receipts under the symbol MIC SDB, and over the counter in the US under the symbol MIICF. The Company will continue to be subject to the reporting and disclosure requirements of the Exchange Act in the US until such time as the conditions regarding deregistration of its shares are met. The Company has its registered office at 2, rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:		/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: August 16, 2012

Interim condensed consolidated income statements	Millicom International
for the six month periods ended June 30, 2012 and 2011	Cellular S.A.

	Notes	Six months ended June 30, 2012	Six months ended June 30, 2011 (As Restated)(i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenue	8	2,349,332	2,201,525
Cost of sales		(854,596)	(756,347)
Gross profit		1,494,736	1,445,178
Sales and marketing		(429,969)	(400,196)
General and administrative expenses		(456,821)	(397,768)
Other operating expenses		(47,678)	(47,592)
Other operating income		13,280	3,722
Operating profit	8	573,548	603,344
Interest expense		(101,515)	(91,039)
Interest income		6,168	7,222
Other non-operating income (expenses), net	9	16,161	5,474
Profit before taxes from continuing operations		494,362	525,001
Charge for taxes	10	(176,214)	(139,478)
Profit for the period from continuing operations		318,148	385,523
Profit for the period from discontinued operations, net of tax	6	—	39,465
Net profit for the period		318,148	424,988

Attributable to:
Owners of the Company		306,818	399,429
Non-controlling interests		11,330	25,559

Earnings per common share for profit attributable to the owners of the Company:

Basic (US$)	11	3.02	3.79
Diluted (US$)	11	3.02	3.79

(i)                                    Restatement — see note 3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated income statements	Millicom International
for the three month periods ended June 30, 2012 and 2011	Cellular S.A.

	Notes	Three months ended June 30, 2012	Three months ended June 30, 2011 (As Restated)(i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	8	1,181,016	1,120,107
Cost of sales		(433,325)	(391,578)
Gross profit		747,691	728,529
Sales and marketing		(219,242)	(205,836)
General and administrative expenses		(232,671)	(204,186)
Other operating expenses		(25,968)	(27,427)
Other operating income		8,308	1,634
Operating profit	8	278,118	292,714
Interest expense		(54,979)	(41,980)
Interest income		2,547	2,800
Other non-operating income (expenses), net	9	68,515	(39,270)
Profit before taxes from continuing operations		294,201	214,264
Charge for taxes	10	(84,895)	(57,496)
Profit for the period from continuing operations		209,306	156,768
Net profit for the period		209,306	156,768

Attributable to:
Owners of the Company		212,212	139,969
Non-controlling interests		(2,906)	16,799

Earnings per common share for profit attributable to the owners of the Company :

Basic (US$)	11	2.09	1.33
Diluted (US$)	11	2.09	1.33

(i)                                    Restatement — see note 3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the six month periods ended June 30, 2012 and 2011	Cellular S.A.

	Six months ended June 30, 2012	Six months ended June 30, 2011 (As Restated)(i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	318,148	424,988
Other comprehensive income:
Exchange differences on translating foreign operations	(32,348)	22,715
Cash flow hedge reserve movement	390	(1,281)
Total comprehensive income for the period	286,190	446,422

Attributable to:
Owners of the Company	278,426	429,654
Non-controlling interests	7,764	16,768

(i)                                    Restatement — see note 3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the three month periods ended June 30, 2012 and 2011	Cellular S.A.

	Three months ended June 30, 2012	Three months ended June 30, 2011 (As Restated)(i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	209,306	156,768
Other comprehensive income:
Exchange differences on translating foreign operations	(42,672)	(6,472)
Cash flow hedge reserve movement	446	(1,926)
Total comprehensive income for the period	167,080	148,370

Attributable to:
Owners of the Company	173,803	137,779
Non-controlling interests	(6,723)	10,591

(i)                                    Restatement — see note 3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of financial position	Millicom International
as at June 30, 2012 and December 31, 2011	Cellular S.A.

	Notes	June 30, 2012	December 31, 2011
		(Unaudited)
		US$ ‘000	US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net	12	2,192,700	2,170,353
Property, plant and equipment, net	13	2,854,335	2,865,117
Investments in associates	14	85,530	62,984
Pledged deposits		49,880	49,371
Deferred taxation	10	309,592	316,966
Other non-current assets		59,126	37,359
TOTAL NON-CURRENT ASSETS		5,551,163	5,502,150

CURRENT ASSETS
Inventories		86,835	74,593
Trade receivables, net		296,583	276,944
Amounts due from non-controlling interests and joint venture partners		122,499	158,782
Prepayments and accrued income		155,440	119,362
Current income tax assets	10	33,544	23,645
Supplier advances for capital expenditure		37,943	32,324
Advances to non-controlling interest		63,981	34,062
Other current assets		31,045	112,553

Cash and cash equivalents (i)		930,156	881,279
TOTAL CURRENT ASSETS		1,758,026	1,713,544
Assets held for sale	6	51,056	66,252
TOTAL ASSETS		7,360,245	7,281,946

(i)                                    Including $30 million of restricted cash at June 30, 2012 (December 31, 2011: $20 million)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of financial position	Millicom International
as at June 30, 2012 and December 31, 2011	Cellular S.A.

	Notes	June 30, 2012	December 31, 2011
		(Unaudited)
		US$ ‘000	US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		641,621	662,527
Treasury shares		(114,315)	(378,359)
Put option reserve		(737,422)	(737,422)
Other reserves		(133,199)	(103,492)
Retained profits		2,239,139	1,886,615
Profit for the period/year attributable to equity holders		306,818	924,515
Equity attributable to owners of the parent		2,202,642	2,254,384
Non-controlling interests		196,690	191,170
TOTAL EQUITY		2,399,332	2,445,554

LIABILITIES
Non-current liabilities
Debt and other financing	16	2,025,668	1,816,852
Derivative financial instruments		9,363	8,016
Provisions and other non-current liabilities		118,540	113,613
Deferred taxation	10	183,542	199,066
Total non-current liabilities		2,337,113	2,137,547

Current liabilities
Debt and other financing	16	628,884	621,426
Put option liability	17	719,898	745,145
Payables and accruals for capital expenditure		321,242	333,551
Other trade payables		168,087	224,089
Amounts due to joint ventures partners		53,725	92,677
Accrued interest and other expenses		289,966	263,747
Current income tax liabilities	10	95,002	105,217
Provisions and other current liabilities		338,875	303,335
Total current liabilities		2,615,679	2,689,187
Liabilities directly associated with assets held for sale	6	8,121	9,658
TOTAL LIABILITIES		4,960,913	4,836,392
TOTAL EQUITY AND LIABILITIES		7,360,245	7,281,946

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the six months ended June 30, 2012 and 2011	Cellular S.A.

	Notes	Six months ended June 30, 2012	Six months ended June 30, 2011 (As Restated)(i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		494,362	525,001
Adjustments:
Interest expense		101,515	91,039
Interest income		(6,168)	(7,222)
Other non-operating (income) expenses, net		(16,161)	(5,474)
Adjustments for non-cash items:
Depreciation and amortization		395,286	366,957
Net (gain) loss on disposal and impairment of assets		(6,569)	(201)
Share-based compensation	15	11,106	7,385
Other non-cash items		8,332	126
Changes in working capital:
Increase in trade receivables, prepayments and other current assets		(76,450)	(76,086)
(Increase) decrease in inventories		(12,283)	6,355
(Decrease) increase in trade and other payables		(6,882)	26,746
Changes in working capital		(95,615)	(42,985)
Interest paid		(82,597)	(73,836)
Interest received		6,159	7,343
Taxes paid	10	(175,929)	(178,157)
Net cash provided by operating activities		633,721	689,976
Cash flows for investing activities:
Acquisition of subsidiaries, joint ventures and associates (net of cash acquired)		(16,029)	—
Purchase of intangible assets and license renewals		(42,579)	(10,592)
Purchase of property, plant and equipment	13	(369,179)	(281,958)
Proceeds from the sale of property, plant and equipment	13	103,785	8,688
Cash provided by other investing activities		5,350	8,205
Net cash used by investing activities		(318,652)	(275,657)
Cash flows for financing activities:
Proceeds from issuance of shares		—	1,319
Proceeds from issuance of debt and other financing		486,604	248,812
Repayment of debt and financing		(403,075)	(359,381)
Advance payments to non-controlling interests		—	(19,200)
Purchase of treasury shares		(105,786)	(170,859)
Payment of dividends		(244,174)	(188,538)
Net cash used by financing activities		(266,431)	(487,847)
Cash provided from discontinued operations		—	53,102
Exchange gains on cash and cash equivalents		239	2,010
Net increase (decrease) in cash and cash equivalents		48,877	(18,416)
Cash and cash equivalents at the beginning of the period		881,279	1,023,487
Cash and cash equivalents at the end of the period		930,156	1,005,071

(i)                                    Restatement — see note 3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of changes in equity for the periods	Millicom International
ended June 30, 2012, December 31, 2011 and June 30, 2011	Cellular S.A.

	Number of shares	Number of shares held by the Group	Share capital	Share premium	Treasury shares	Retained profits (ii)	Put option reserve	Other reserves	Total	Non- controlling interests	Total equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as at December 31, 2010(As Restated)(i)	109,053	(3,254)	163,578	517,981	(300,000)	2,754,631	(737,422)	(54,685)	2,344,083	45,550	2,389,633
Profit for the period	—	—	—	—	—	399,429	—	—	399,429	25,559	424,988
Cash flow hedge reserve movement	—	—	—	—	—	—	—	(1,281)	(1,281)	—	(1,281)
Currency translation differences	—	—	—	—	—	—	—	31,506	31,506	(8,791)	22,715
Total comprehensive income for the period	—	—	—	—	—	399,429	—	30,225	429,654	16,768	446,422
Transfer to legal reserve	—	—	—	—	—	(61)	—	61	—	—	—
Dividends	—	—	—	—	—	(188,538)	—	—	(188,538)	—	(188,538)
Purchase of treasury shares	—	(1,592)	—	—	(170,859)	—	—	—	(170,859)	—	(170,859)
Cancellation of treasury shares	(4,200)	4,200	(6,300)	(20,070)	401,415	(375,045)	—	—	—	—	—
Shares issued via the exercise of stock options	40	6	59	1,184	592	(435)	—	(81)	1,319	—	1,319
Share based compensation	—	—	—	—	—	—	—	7,385	7,385	—	7,385
Issuance of shares under the LTIPs	46	187	70	6,025	17,908	(773)	—	(23,230)	—	—	—
Sale of Amnet Honduras to non-controlling interests	—	—	—	—	—	2,207	—	—	2,207	11,974	14,181
Disposal of Laos	—	—	—	—	—	—	—	—	—	(6,493)	(6,493)
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(5,801)	(5,801)
Balance as at June 30, 2011 (unaudited) (As Restated)(i)	104,939	(453)	157,407	505,120	(50,944)	2,591,415	(737,422)	(40,325)	2,425,251	61,998	2,487,249
Profit for the period	—	—	—	—	—	525,086	—	—	525,086	178,931	704,017
Cash flow hedge reserve movement	—	—	—	—	—	—	—	(1,734)	(1,734)	(247)	(1,981)
Currency translation differences	—	—	—	—	—	—	—	(71,312)	(71,312)	1,899	(69,413)
Total comprehensive income for the period	—	—	—	—	—	525,086	—	(73,046)	452,040	180,583	632,623
Dividends	—	—	—	—	—	(305,371)	—	—	(305,371)	—	(305,371)
Purchase of treasury shares	—	(3,054)	—	—	(327,415)	—	—	—	(327,415)	—	(327,415)
Share based compensation	—	—	—	—	—	—	—	9,879	9,879	—	9,879
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(51,411)	(51,411)
Balance as at December 31, 2011	104,939	(3,507)	157,407	505,120	(378,359)	2,811,130	(737,422)	(103,492)	2,254,384	191,170	2,445,554
Profit for the period	—	—	—	—	—	306,818	—	—	306,818	11,330	318,148
Cash flow hedge reserve movement	—	—	—	—	—	—	—	570	570	(180)	390
Currency translation differences	—	—	—	—	—	—	—	(28,962)	(28,962)	(3,386)	(32,348)
Total comprehensive income for the period	—	—	—	—	—	306,818	—	(28,392)	278,426	7,764	286,190
Dividends	—	—	—	—	—	(244,174)	—	—	(244,174)	—	(244,174)
Purchase of treasury shares	—	(1,152)	—	—	(105,786)	—	—	—	(105,786)	—	(105,786)
Cancellation of treasury shares	(3,200)	3,200	(4,800)	(15,000)	344,377	(324,577)	—	—	—	—	—
Share based compensation		—	—	—	—	—	—	11,106	11,106	—	11,106
Issuance of shares under the LTIPs	—	237	—	(1,106)	25,453	(11,926)	—	(12,421)	—	—	—
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(2,244)	(2,244)
Change in scope of consolidation	—	—	—	—	—	8,686	—	—	8,686	—	8,686
Balance as at June 30, 2012 (unaudited)	101,739	(1,222)	152,607	489,014	(114,315)	2,545,957	(737,422)	(133,199)	2,202,642	196,690	2,399,332

(i)	Restatement — see note 3.
(ii)	Includes profit for the period attributable to equity holders of which at June 30, 2012, $123 million (December 31, 2011: $94 million) are undistributable to owners of the Company.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international company providing communications, information, entertainment, solutions and financial services in emerging markets, using various combinations of mobile and fixed telephony, cable and broadband businesses in 15 countries in Central America, South America and Africa. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile telephony joint ventures to form the Group.

Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa. In addition Millicom operates cable businesses in El Salvador, Guatemala, Honduras, Costa Rica, and Nicaragua in Central America. Millicom’s operation in Laos was sold in March 2011 (see notes 5, 6).

The Company’s shares are traded as Swedish Depositary Receipts on the Stockholm stock exchange under the symbol MIC SDB and over the counter in the US under the symbol MIICF. The Company will continue to be subject to the reporting and disclosure requirements of the Exchange Act in the US until such time as the conditions regarding deregistration of its shares are met. The Company has its registered office at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns apart from a slight increase in revenues over the festive season in December. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2011 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as at and for the year ended December 31, 2011, as disclosed in Note 2 of those financial statements.

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning January 1, 2012 that have a material impact on the Group.

The following standards, amendments and interpretations issued are not effective for the financial year beginning January 1, 2012 and have not been early adopted.

•                  Amendment to IAS 1, ‘Financial Statement Presentation’ regarding other comprehensive income, requires entities to group items presented in Other Comprehensive Income (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment, which is effective for annual periods commencing on or after July 1, 2012, is not expected to have a material impact on the presentation of OCI of the Group.

•                  Amendment to IFRS 7 ‘Financial Instruments: Disclosures’, on offsetting financial assets and financial liabilities enhances disclosures. The amendment, which is effective for annual periods commencing on or after January 1, 2013 is not expected to have a material impact on the Group’s disclosures.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

•                  IFRS 9, ‘Financial Instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 replaces the parts of IAS 39 that relate to classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value, and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.  The Group is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on January 1, 2015.

•                  In May 2011, the IASB issued a group of five new and/or amended standards that address the scope of the reporting entity including IFRS 10, ‘Consolidated financial statements’ (which replaces all of the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC-12, ‘Consolidation - special purpose entities’), IFRS 11 ‘Joint Arrangements’; IFRS 12, ‘Disclosure of interests in other entities’; and consequential amendments to IAS 28, ‘Investments in associates’.  IAS 27 has also be renamed ‘Separate financial statements’; it continues to be a standard dealing solely with separate financial statements. The existing guidance for separate financial statements is unchanged. Management is currently evaluating the impact of those standards on the Group consolidated financial statements and intends to adopt this group of standards no later than the accounting period beginning on January 1, 2013.

•                  IFRS 13. ‘Fair Value Measurement’ aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS’s. The Group is yet to assess IFRS 13’s full impact and expects to adopt IFRS 13 for the accounting period beginning on January 1, 2013.

•                  Amendment to IAS 32, ‘Financial Instruments: Presentation’, which updates the application guidance in IAS 32, ‘Financial instruments: Presentation’, to clarify certain requirements for offsetting financial assets and financial liabilities on the balance sheet. The Group is yet to assess the amendments full impact and intends to adopt the amendment no later than the accounting period beginning on January 1, 2014.

3.  RESTATEMENT OF COMPARATIVE FINANCIAL INFORMATION

As previously reported in the Company’s press release furnished on Form 6-K filed with the United States Securities and Exchange Commission (“SEC”) on January 26, 2012, the Board of Directors of the Company, based on the recommendation of the Audit Committee and in consultation with management, concluded that, due to a misstatement in the Group’s previously issued consolidated financial statements for the year ended December 31, 2010, and for the quarters ending on September 30, 2010 to September 30, 2011, the Group should restate its consolidated financial statements for the periods then ended.

The restated financial statements for the fiscal year ended December 31, 2010 were furnished on Form 20-F for the fiscal year ended December 31, 2011 on March 2, 2012. These interim condensed consolidated financial statements for the six and three month periods ended June 30, 2012 included restated comparatives for the six and three month periods ended June 30, 2011 as follows:

Following reassessment of the accounting treatment of the put option provided to Millicom’s partner who holds a 33.3% non-controlling interest in our Honduran operation, Millicom determined that, as the put option could be exercised under certain change of control events which could be outside the control of Millicom, the option meets the criteria under IAS 32 for recognition as a liability and corresponding equity reserve. Therefore a liability for the put option at July 1, 2010 of $737 million was retroactively recorded. At December 31, 2010 the carrying value of the put option amounted to $769 million and at June 30, 2011 $775 million, representing the redemption value of the option on those dates. The change in carrying value between December 31, 2011 and June 30, 2012 of $25 million was recorded as non-operating income.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

3.  RESTATEMENT OF COMPARATIVE FINANCIAL INFORMATION (Continued)

Effects of Restatement

The following table sets forth the effects of the restatement on affected items within Millicom’s previously reported Consolidated Statements of Financial Position and Consolidated Income Statements. The adjustments necessary to correct the errors have no effect on reported assets or cash flows or guidance.

(in thousands of U.S. dollars, except per share		As of and for the
data) Consolidated Income Statements Data:		Three months ended June 30, 2011	Six months ended June 30, 2011

Other non-operating income (expenses), net (including loss from associates)	As previously reported	(4,067)	11,354
	Adjustment	(35,203)	(5,880)
	As adjusted	(39,270)	5,474

Profit before taxes from continuing operations	As previously reported	249,467	530,881
	Adjustment	(35,203)	(5,880)
	As adjusted	214,264	525,001

Net profit for the period attributable to owners of the Company	As previously reported	175,172	405,309
	Adjustment	(35,203)	(5,880)
	As adjusted	139,969	399,429

Basic earnings per common share	As previously reported	$1.67	$3.84
	Adjustment	$(0.34)	$(0.05)
	As adjusted	$1.33	$3.79

Diluted earnings per common share	As previously reported	$1.67	$3.84
	Adjustment	$(0.34)	$(0.05)
	As adjusted	$1.33	$3.79

(in thousands of U.S. dollars)
Consolidated Statements of Financial Position Data:		As of June 30, 2011

Accumulated profits brought forward as at December 31, 2010	As previously reported	2,786,587
	Adjustment	(31,956)
	As adjusted	2,754,631

Put option reserve	As previously reported	—
	Adjustment	(737,422)
	As adjusted	(737,422)

Total Equity	As previously reported	3,262,507
	Adjustment	(775,258)
	As adjusted	2,487,249

Total Current Liabilities	As previously reported	1,764,990
	Adjustment	775,258
	As adjusted	2,540,248

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

4.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

2012

During the six months ended June 30, 2012 Millicom’s increase of ownership in Navega El Salvador from 55% to 100% was completed. During the six months ended June 30, 2012 Millicom also acquired minor investments in businesses for consideration of $16 million.

2011

Millicom did not acquire any subsidiaries, joint ventures or non-controlling interests during the six months ended June 30, 2011. As at June 30, 2011, the agreement entered into on August 20, 2010 to increase Millicom’s ownership in Navega El Salvador from 55% to 100% remained subject to completion.

5.  DISPOSAL OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

2012

There were no disposals of subsidiaries, joint ventures or non-controlling interests during the six months ended June 30, 2012.

2011

During the six months ended June 30, 2011, Millicom completed the sale of its operation in Laos and reduced its ownership in Amnet Honduras from 100% to 66.7%.

Sale of Millicom’s operation in Laos

On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. The transaction valued the entire Laos operation at an enterprise value of approximately $102 million.

On March 9, 2011 Millicom completed the transaction and received proceeds (net of transaction costs and taxes) from the sale of $53 million, realizing a gain on sale of $37 million. From that date the Laos operation is no longer included in the consolidated financial statements of the Group.

Sale of 33.3% of Amnet Honduras

As part of the regional shareholding alignment agreement with its local partner in Honduras, on March 21, 2011, Millicom reduced its shareholding in Amnet Honduras from 100% to 66.7%, for proceeds of $16.5 million, realizing a gain on sale of $2.2 million, which is recorded in equity as gain on sale to non-controlling interests. Of the proceeds $1 million was received in March 2011, $4 million received in March 2012 while $4 million will be received in each of March 2013 and March 2014 and the remaining $3.5 million in March 2015.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

6.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

There were no discontinued operations for the six month period ending June 30, 2012. Discontinued operations for the six month period ended June 30, 2011 represented Millicom’s operation in Laos (see note 5).

The results of discontinued operations for the six months ended June 30, 2011 are presented below:

Six months ended June 30, 2011
(Unaudited) US$ ‘000
Revenues	6,134
Operating expenses	(3,378)
Operating profit	2,756
Non-operating income (expenses), net	509
Profit before tax	3,265
Tax charge	(305)
Gain on disposal, net	36,505
Profit for the period attributable to equity holders	39,465

Assets held for sale

Between 2009 and 2011 Millicom signed various sale and leaseback agreements with tower companies in Africa and South America whereby Millicom agreed the sale of tower assets and to lease back a dedicated portion of each tower to locate its network equipment.

At June 30, 2012 Millicom had assets held for sale amounting to $51 million relating to its operations in Tanzania, Ghana, DRC and Colombia (June 30, 2011: $111 million relating to its operations in Ghana, Tanzania and DRC) representing towers sold but yet to be transferred to tower companies in those countries.

The portions of these assets that will not be leased back by Millicom are classified as Assets Held for Sale as completion of their sale is highly probable. Asset retirement obligations related to the towers of $8 million (June 30, 2011: $13 million) are classified as Liabilities Directly Associated with Assets Held for Sale.  The portion of the towers leased back are capitalized as finance leases and classified under the caption “Property, plant & equipment, net” in the consolidated statement of financial position.

Under the African agreements, Millicom receives cash proceeds and a 40% equity stake in the tower companies. Under the Colombian deal Millicom receives cash proceeds. Gains on sales of the towers represent the difference between the proceeds received and the net book value of the towers sold, as adjusted to eliminate Millicom’s equity stake in the tower companies. A portion of each gain, representing the space on the towers leased back, is deferred and recognised over the term of the leases.

The 40% stakes in the tower companies are accounted for as investments in associates and were initially measured based on the fair values of the towers sold. The fair value of the towers was derived by using the estimated replacement cost of the towers adjusted by an amount for wear and tear taking into consideration the average age of the towers.

Millicom is leasing back a portion representing 40% of the towers sold for a period of 12 years (with options to renew for four further periods of five years each). The 40% portion of towers being leased back represents the dedicated part of each tower on which Millicom’s equipment is located and was derived from the average technical capacity of the towers. This part of each of the towers is being accounted for as a finance lease. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are treated as operating expenses.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

6.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Further information on each of these agreements is provided below:

Ghana

In January 2010, Millicom’s operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom Ghana sold the tower assets to Helios Towers Ghana for a total consideration of $30 million cash and a 40% stake in Helios Towers Ghana, and leased back a dedicated portion of each tower on which to locate its network equipment.

Transfer of the towers under the agreement was completed in 2011. An additional 24 towers are expected to be transferred in 2012. Annual payments under the finance lease agreement amount to approximately $11 million per annum.

Tanzania

In December 2010, Millicom’s operation in Tanzania signed a sale and lease-back agreement with Helios Towers Tanzania, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom Tanzania sold the tower assets to Helios Towers Tanzania for a total consideration of $81 million cash and a 40% stake in Helios Towers Tanzania, and will lease back a dedicated portion of each tower on which to locate its network equipment.

By June 30, 2012 approximately 86% of the towers had been transferred. The remaining towers are expected to be transferred in 2012. The net carrying value of the portion of the remaining towers classified as Assets Held for Sale as at June 30, 2012 amounted to $18 million (June 30, 2011: $52 million).

The net gain realized for the six month period ended June 30, 2012 was $3 million. Annual payments under the finance lease agreement depend on the timing of transfer of towers to Helios Towers Tanzania, but amount to approximately $10 million per annum once all towers are transferred.

The Democratic Republic of Congo (“DRC”)

In December 2010, Millicom’s operation in DRC signed a sale and lease-back agreement with Helios Towers DRC, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom DRC has sold the towers to Helios Towers DRC for total consideration of $41.5 million cash and a 40% stake in Helios Towers DRC, and will lease back a dedicated portion of each tower on which to locate its network equipment.

By June 30, 2012 approximately 67% of the towers had been transferred. The remaining towers are expected to be transferred in 2012. The net carrying value of the portion of the remaining towers classified as assets held for sale as at June 30, 2012 amounted to $19 million (June 30, 2011: $55 million).

The net gain realized for the six month period ended June 30, 2012 was $2 million.

Annual payments under the finance lease agreement depend on the timing of transfer of towers to Helios Towers DRC, but amount to approximately $13 million per annum once all towers are transferred.

Colombia

In July 2011, Millicom’s operation in Colombia (Colombia Móvil) signed a sale and lease-back agreement with ATC Infraco S.A.S., (ATC Infraco) a subsidiary of American Towers International Inc (American Tower), for most of its tower assets.

Under the agreement, Colombia Móvil sold the tower assets to ATC Infraco for a total consideration of $182 million cash, and will lease back a dedicated portion of each tower on which to locate its network equipment. Millicom also obtained an option to acquire a 40% stake in the holding company (ATC Colombia BV), that owns ATC Infraco.

By June 30, 2012 approximately 65% of the towers had been transferred. The remaining towers are expected to be transferred in 2012. The net carrying value of the portion of the remaining towers classified as assets held for sale as at June 30, 2012 amounted to $14 million.

The net gain realized for the six month period ended June 30, 2012 was $1 million.  Annual payments under the finance lease agreement depend on the timing of transfer of towers to ATC Infraco, but amount to approximately $19 million per annum once all towers are transferred.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

6.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Millicom exercised an option to acquire a 40% interest in ATC Colombia B.V. (the parent company of ATC Infraco) in December 2011 and to June 30, 2012 has invested cash of $23 million. The amount of the investment is derived from the value of the tower assets that are transferred to ATC Infraco.

Through a Millicom subsidiary, Millicom also has an unconditional option to acquire a minority equity interest of up to 40% in ATC Sitios de Colombia S.A.S. (ATC Sitios), another Colombian tower subsidiary of American Tower. The option may be exercised until December 21, 2012. The option price is the equivalent of the amount invested by American Tower in ATC Sitios, adjusted for any return on capital invested by American Tower. At June 30, 2012 the fair value of the option granted to Millicom is not significant.

Millicom has also provided Colombia Móvil’s other shareholders with separate unconditional options to acquire up to half of Millicom’s interest in ATC Colombia B.V., and up to half of Millicom’s interest in ATC Sitios. The options expire on July 18, 2013. At June 30, 2012 the fair values of the options were not significant.

7.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts from continuing operations representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures.

	Six months ended June 30, 2012	Six months ended June 30, 2011
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	332,293	305,556
Operating expenses	(192,929)	(167,778)
Operating profit	139,364	137,778

	Three months ended June 30, 2012	Three months ended June 30, 2011
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	165,562	144,567
Operating expenses	(94,505)	(86,529)
Operating profit	71,057	58,038

8.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used by the Chief Operating Decision Maker (“CODM”) to make strategic and operational decisions.

Management considers the Group from both a business and a geographic perspective. The Group operates in the business of communication, information, entertainment, mobile financial services and solutions, and provides these services through mobile telephony and cable (including broadband, television and fixed telephony). The Group’s risks and rates of return for its operations are affected predominantly by the fact that it operates in different geographical regions. The businesses are organized and managed according to the selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

The Group has businesses in three regions: Central America, South America and Africa.

Management is progressively developing strategic and operational decision making from a business perspective and, in line with the gradual implementation of a new organizational structure will likely move toward reporting business (category) information as well.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

8.  SEGMENT INFORMATION (Continued)

Revenue, operating profit (loss) and other segment information for the six months ended June 30, 2012 and 2011 was as follows:

Six months ended June 30, 2012	Central America	South America	Africa	Unallocated item	Total continuing operations	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenue	950,584	920,766	477,982	—	2,349,332	—	2,349,332
Operating profit (loss)	319,129	249,610	66,819	(62,010)	573,548	—	573,548
Add back:
Depreciation and amortization	158,136	122,056	114,635	459	395,286	—	395,286
Loss (gain) on disposal and impairment of property, plant and equipment	137	(227)	(914)	2,767	1,763	—	1,763
Corporate costs	—	—	—	58,784	58,784	—	58,784
Adjusted operating profit	477,402	371,439	180,540	—	1,029,381	—	1,029,381
Less additions to:
Property, plant and equipment	(123,132)	(118,082)	(94,138)	(1,897)	(337,249)	—	(337,249)
Intangible assets	(70)	(43,252)	(31,871)	(23,543)	(98,736)	—	(98,736)
Capital expenditure	(123,202)	(161,334)	(126,009)	(25,440)	(435,985)	—	(435,985)
Taxes paid	(90,464)	(53,521)	(17,366)	(14,578)	(175,929)
Changes in working capital	(16,191)	(68,082)	(1,490)	(9,852)	(95,615)
Other movements	(18,070)	85,103	30,608	30,350	127,991
Operating free cash flow (i)	229,475	173,605	66,283	(19,520)	449,843
Total Assets	3,523,827	2,073,105	1,626,413	971,435	8,194,780	(834,535)	7,360,245
Total Liabilities	1,698,271	1,527,795	1,753,322	815,311	5,794,699	(833,786)	4,960,913

Six months ended June 30, 2011	Central America	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenue	903,826	812,196	485,503	—	2,201,525	6,134	—	2,207,659
Operating profit (loss)	329,818	228,911	97,203	(52,588)	603,344	2,756	—	606,100
Add back:							—
Depreciation and amortization	147,194	115,435	103,922	406	366,957	1,539	—	368,496
Loss (gain) on disposal and impairment of property, plant and equipment	859	2,781	(3,715)	—	(75)	—	—	(75)
Corporate costs	—	—	—	52,182	52,182	—	—	52,182
Adjusted operating profit	477,871	347,127	197,410	—	1,022,408	4,295	—	1,026,703
Less additions to:
Property, plant and equipment	(66,045)	(88,437)	(73,467)	(1,790)	(229,739)	(20)	—	(229,759)
Intangible assets	(135)	(1,425)	(2,474)	(2,376)	(6,410)	—	—	(6,410)
Capital expenditure	(66,180)	(89,862)	(75,941)	(4,166)	(236,149)	(20)	—	(236,169)
Taxes paid	(100,240)	(51,495)	(6,092)	(20,330)	(178,157)
Changes in working capital	(51,091)	8,866	(35,627)	34,867	(42,985)
Other movements	(16,098)	(20,553)	(11,062)	—	(47,713)
Operating free cash flow (i)	244,262	194,083	68,688	10,371	517,404
Total Assets	4,578,148	1,544,243	1,584,982	141,632	7,849,005	—	(840,717)	7,008,288
Total Liabilities (as restated)(ii)	2,372,176	1,324,244	1,626,846	721,361	6,044,627	—	(1,523,589)	4,521,038

(i)                                    Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, vendor financing is treated as a cash transaction.

(ii)                                Restatement — see note 3

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

8.  SEGMENT INFORMATION (Continued)

Revenue, operating profit (loss) and other segment information for the three months ended June 30, 2012 and 2011 was as follows:

Three months ended June 30, 2012	Central America	South America	Africa	Unallocated item	Total continuing operations	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenue	475,967	465,934	239,115	—	1,181,016	—	1,181,016
Operating profit (loss)	158,724	122,731	31,647	(34,984)	278,118	—	278,118
Add back:
Depreciation and amortization	79,265	62,846	56,915	249	199,275	—	199,275
Loss (gain) on disposal and impairment of property, plant and equipment	(1,463)	(206)	2,336	2,767	3,434	—	3,434
Corporate costs	—	—	—	31,968	31,968	—	31,968
Adjusted operating profit	236,526	185,371	90,898	—	512,795	—	512,795
Less additions to:
Property, plant and equipment	(71,989)	(58,657)	(55,005)	(1,043)	(186,694)	—	(186,694)
Intangible assets	(53)	(33,719)	(29,368)	(14,173)	(77,313)	—	(77,313)
Capital expenditure	(72,042)	(92,376)	(84,373)	(15,216)	(264,007)	—	(264,007)
Taxes paid	(67,507)	(41,204)	(15,174)	(14,336)	(138,221)
Changes in working capital	1,144	(43,112)	(2,730)	(13,405)	(58,103)
Other movements	10,535	33,874	12,104	30,642	87,155
Operating free cash flow (i)	108,656	42,553	725	(12,315)	139,619
Total Assets	3,523,827	2,073,105	1,626,413	971,435	8,194,780	(834,535)	7,360,245
Total Liabilities	1,698,271	1,527,795	1,753,322	815,311	5,794,699	(833,786)	4,960,913

Three months ended June 30, 2011	Central America	South America	Africa	Unallocated item	Total continuing operations	Inter-company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenue	448,948	424,856	246,303	—	1,120,107	—	1,120,107
Operating profit (loss)	156,899	119,015	47,385	(30,585)	292,714	—	292,714
Add back:
Depreciation and amortization	74,410	61,015	53,600	201	189,226	—	189,226
Loss (gain) on disposal and impairment of property, plant and equipment	529	1,782	(1,483)	—	828	—	828
Corporate costs	—	—	—	30,384	30,384	—	30,384
Adjusted operating profit	231,838	181,812	99,502	—	513,152	—	513,152
Less additions to:
Property, plant and equipment	(39,955)	(61,185)	(43,378)	(1,551)	(146,069)	—	(146,069)
Intangible assets	(135)	(391)	(2,136)	(2,280)	(4,942)	—	(4,942)
Capital expenditure	(40,090)	(61,576)	(45,514)	(3,831)	(151,011)	—	(151,011)
Taxes paid	(69,798)	(39,155)	(3,512)	(9,658)	(122,123)
Changes in working capital	49,352	(25,523)	(52,720)	52,832	23,941
Other movements	(2,394)	5,286	2,260	(752)	4,400
Operating free cash flow (i)	168,908	60,844	16	38,591	268,359
Total Assets	4,578,148	1,544,243	1,584,982	141,632	7,849,005	(840,717)	7,008,288
Total Liabilities (as restated)(ii)	2,372,176	1,324,244	1,626,846	721,361	6,044,627	(1,523,589)	4,521,038

(iii)                            Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, vendor financing is treated as a cash transaction.

(iv)                              Restatement — see note 3

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

9.  OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating income (expenses), net comprised the following:

	Six months ended June 30, 2012	Six months ended June 30, 2011 (as Restated)(i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Exchange (losses) gains, net	(12,142)	18,629
Change in carrying value of put option (see note 17)	25,271	(5,880)
Revaluation of previously held interest in Navega El Salvador (see note 4)	9,130	—
Loss from associates	(1,941)	(1,097)
Change in fair value of derivatives	(4,157)	(6,178)
Total	16,161	5,474

	Three months ended June 30, 2012	Three months ended June 30, 2011 (as Restated)(i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Exchange (losses) gains, net	(18,509)	1,886
Change in carrying value of put option (see note 17)	89,298	(35,203)
Loss from associates	(1,622)	(540)
Change in fair value of derivatives	(652)	(5,413)
Total	68,515	(39,270)

(i)                                    Restatement — see note 3

Exchange gains (losses), net in the six months ended June 30, 2012 were mainly from the revaluation of local debt denominated in US$ into local currency. Millicom attempts to obtain local debt in local currency whenever possible and available to reduce volatility created by foreign exchange movements, but medium term financing in local currency in operating countries is either not always available or is very expensive. The change in fair value of derivatives corresponded to the mark-to-market value of financial instruments contracted in Colombia, where the local currency continued to strengthen against the US$ (see note 19).

10.  TAXES

Group taxes comprise income and other taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to tax losses brought forward, no taxes based on Luxembourg-only income have been computed for the six month periods ended June 30, 2012 and 2011.

The effective tax rate is impacted not only by statutory tax rates in Millicom’s operations, but also by taxes based on revenue, unrecognized current year tax losses, withholding taxes on transfers between operating and non-operating entities and non-taxable gains arising on revaluations of previously held interests.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

10.  TAXES (Continued)

The Group manages its financing structure and cash flow requirements based on its overall strategy and objectives. The Company is in a position to control its sources of funds, including cash from foreign operating companies, internal and external financing as well as cash inflows from sale of operations. If funds at foreign operating subsidiary level are repatriated, where applicable, taxes on each type of repatriation and each country would need to be accrued and paid.

During 2011, tax credits from activation of the net deferred tax assets of our Colombia operation relating to expected utilization of tax loss carry-forwards and other temporary differences were recorded. At June 30, 2012 these net deferred tax assets amounted to $272 million (December 31, 2011: $283 million).

11.  EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

	Six months ended June 30, 2012	Six months ended June 30, 2011 (As Restated)(i)
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	306,818	360,729
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	—	38,700
Net profit attributable to owners of the Company used to determine the basic earnings per share (US$ ‘000)	306,818	399,429
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	306,818	360,729
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	—	38,700
Net profit attributable to owners of the Company used to determine the diluted earnings per share (US$ ‘000)	306,818	399,429

Weighted average number of ordinary shares for basic earnings per share (‘000)	101,435	105,431
Potential incremental shares as a result of share options (‘000)	96	111
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	101,531	105,542

Basic (US$)
- EPS from continuing operations attributable to owners of the Company	3.02	3.42
- EPS from discontinuing operations attributable to owners of the Company	—	0.37
- EPS for the period attributable to owners of the Company	3.02	3.79
Diluted (US$)
- EPS from continuing operations attributable to owners of the Company	3.02	3.42
- EPS from discontinuing operations attributable to owners of the Company	—	0.37
- EPS for the period attributable to owners of the Company	3.02	3.79

	Three months ended June 30, 2012	Three months ended June 30, 2011 (As Restated)(i)
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	212,212	139,969
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	—	—
Net profit attributable to owners of the Company used to determine the basic earnings per share (US$ ‘000)	212,212	139,969
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	212,212	139,969
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	—	—
Net profit attributable to owners of the Company used to determine the diluted earnings per share (US$ ‘000)	212,212	139,969

Weighted average number of ordinary shares for basic earnings per share (‘000)	101,201	104,985
Potential incremental shares as a result of share options (‘000)	93	104
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	101,294	105,089

Basic (US$)
- EPS from continuing operations attributable to owners of the Company	2.09	1.33
- EPS from discontinuing operations attributable to owners of the Company	—	—
- EPS for the period attributable to owners of the Company	2.09	1.33
Diluted (US$)
- EPS from continuing operations attributable to owners of the Company	2.09	1.33
- EPS from discontinuing operations attributable to owners of the Company	—	—
- EPS for the period attributable to owners of the Company	2.09	1.33

(i)                                    Restatement – see note 3

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

12.  INTANGIBLE ASSETS

During the six months ended June 30, 2012 Millicom acquired intangible assets of $99 million, including additional spectrum and license extension in DRC (June 30, 2011: $6 million). The charge for amortization of intangible assets for the six months ended June 30, 2012 was $75 million (June 30, 2011: $67 million). During the three months ended June 30, 2012 Millicom acquired intangible assets of $78 million (June 30, 2011: $4 million). The charge for amortization of intangible assets for the three months ended June 30, 2012 was $38 million (June 30, 2011: $32 million).

13.  PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2012, excluding discontinued operations, Millicom acquired property, plant and equipment with a cost of $337 million (June 30, 2011: $230 million). The charge for depreciation on property, plant and equipment for the six months ended June 30, 2012 was $320 million (June 30, 2011: $300 million). During the three months ended June 30, 2012, Millicom acquired property, plant and equipment with a cost of $186 million (June 30, 2011: $146 million). The charge for depreciation on property, plant and equipment for the three months ended June 30, 2012 was $161 million (June 30, 2011: $157 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Six months ended June 30, 2012	Six months ended June 30, 2011
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	337,249	229,739
Increase in suppliers advances	5,619	2,264
Decrease in payables for property, plant and equipment	27,870	68,163
Increase in vendor financing and finance leases	(1,559)	(18,208)
Cash used for the purchase of property, plant and equipment	369,179	281,958

	Three months ended June 30, 2012	Three months ended June 30, 2011
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	186,694	146,069
Increase in suppliers advances	413	1,265
(Increase) decrease in payables for property, plant and equipment	(2,786)	11,070
(Increase) decrease in vendor financing and finance leases	3,012	(14,319)
Cash used for the purchase of property, plant and equipment	187,333	144,265

During the six months ended June 30, 2012, Millicom disposed of property, plant and equipment (mainly towers sold and leased back — see note 6) and received $104 million (June 30, 2011: $9 million).

During the three months ended June 30, 2012, Millicom disposed of property, plant and equipment (mainly towers sold and leased back — see note 6) and received $34 million (June 30, 2011: $3 million).

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

14.  INVESTMENTS IN ASSOCIATES

As at June 30, 2012 Millicom’s investments in associates amounted to $86 million (December 31, 2011: $63 million) representing 40% interests in Helios Towers Tanzania and Helios Towers DRC acquired during 2011 and ATC Colombia B.V. acquired during 2011 and 2012, and Helios Towers Ghana acquired during 2010 (see notes, 6, 18).

15.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

2009

Long term incentive awards for 2009 (“2009 LTIPs”) were approved by the Board on June 16, 2009. The 2009 LTIP’s consist of a deferred share awards plan and a performance shares plan.

Shares granted under the deferred plan were based on past performance and vested 16.5% on each of January 1, 2010 and January 1, 2011 and 67% on January 1, 2012.

Shares granted under the performance plan vested at the end of the three year period ended January 1, 2012 and were 50% subject to a market condition based on the Total Shareholder Return (TSR) of Millicom compared to the TSR of a peer group of companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to the market condition was determined and applied to the total potential number of shares under the plan and expensed over the vesting period.

In the six month period to June 30, 2012, 101,101 treasury shares were issued under the 2009 performance share plan and 89,519 treasury shares issued under the deferred share plan.

The total charge for the 2009 LTIPs of $12 million was recorded over the service period (2009 to 2011).

2010

Long term incentive awards for 2010 (“2010 LTIPs”) were approved by the Board on November 27, 2009. The 2010 LTIP’s consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2009 LTIPs.

In the six month period to June 30, 2012, no shares were issued under the performance share plan and 23,248 treasury shares issued under the deferred share plan.

The total charge for the 2010 LTIPs estimated at $16 million, is being recorded over the service period (2010 to 2012).

2011

Long term incentive awards for 2011 (“2011 LTIPs”) were approved by Millicom’s Board of Directors on February 1, 2011. The 2011 LTIPs consist of a deferred share awards plan and a performance shares plan. The deferred share awards plan is the same as the 2009 and 2010 deferred share awards plans.

Shares granted under the deferred share awards plan are based on past performance and vest 16.5% on each of January 1, 2012 and January 1, 2013 and 67% on January 1, 2014.

Shares granted under the performance plan vest at the end of the three year period ended January 1, 2014, subject to performance conditions, 50% based on Return on Invested Capital (ROIC) and 50% based on EPS. Prior to September 2011, the vesting conditions were 50% based on EPS and 50% on a market condition that was based on the ranking of the TSR of Millicom compared to the FTSE Global Telecoms Index adjusted to add three peer companies (“Adjusted Global Telecoms Index”). As this index was discontinued during 2011, the Compensation Committee approved the replacement of this condition with the ROIC condition.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

15.  SHARE-BASED COMPENSATION (Continued)

In the six month period to June 30, 2012, no shares were issued under the 2011 performance share plan and 22,282 treasury shares issued under the deferred share plan.

The total charge for the 2011 LTIPs estimated at $22 million, is being recorded over the service period (2011 to 2013).

2012

Long term incentive awards for 2012 (“2012 LTIPs”) were approved by Millicom’s Board of Directors on January 27, 2012. The 2012 LTIP’s consist of a deferred share awards plan and a performance shares plan, the mechanisms of which, and performance conditions are the same as the 2011 LTIPs.

Shares granted under the deferred share awards plan are based on past performance and vest 16.5% on each of January 1, 2013 and January 1, 2014 and 67% on January 1, 2015.

Shares granted under the performance plan vest at the end of the three-year period ended January 1, 2015.

In the six month period to June 30, 2012, no shares were issued under either the performance share plan or the deferred share plan.

The total charge for the 2012 LTIPs estimated at $25 million, is being recorded over the service period (2012 to 2014).

(b) Total share-based compensation expense

Total share-based compensation for the six and three months ended June 30, 2012 and 2011 was as follows:

	Six months ended June 30, 2012	Six months ended June 30, 2011
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
2009 LTIPs	—	1,242
2010 LTIPs	2,324	2,370
2011 LTIPs	3,581	3,773
2012 LTIPs	5,201	—
Total share-based compensation expense	11,106	7,385

	Three months ended June 30, 2012	Three months ended June 30, 2011
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
2009 LTIPs	—	1,667
2010 LTIPs	1,268	381
2011 LTIPs	1,870	1,836
2012 LTIPs	2,863	—
Total share-based compensation expense	6,001	3,884

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

16.  DEBT AND OTHER FINANCING

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As at June 30, 2012	As at December 31, 2011
	(Unaudited)
	US$ ‘000	US$ ‘000
Due within:
One year	628,884	621,426
One-two years	324,952	313,515
Two-three years	419,916	326,051
Three-four years	343,503	291,433
Four-five years	250,261	244,734
After five years	687,036	641,119
Total debt	2,654,552	2,438,278

As at June 30, 2012, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $1,366 million (December 31, 2011: $1,384 million). The assets pledged by the Group for these debts and financings amount to $271 million (December 31, 2011: $383 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The table below describes the outstanding and maximum exposure under the bank guarantees and the remaining terms of the guarantees as at June 30, 2012 and December 31, 2011. Amounts of Supplier guarantees at June 30 were between one and three year periods and outstanding exposure of $12 million (maximum exposure $16 million). Amounts issued to cover bank guarantees are recorded in the consolidated statements of financial position under the caption “Debt and other financing”.

	Bank and other financing guarantees(i)
	As at June 30, 2012		As at December 31, 2011
	(unaudited)
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	86,646	129,946	29,522	105,088
1-3 years	256,196	459,081	230,855	383,124
3-5 years	315,186	347,997	271,995	354,565
More than 5 years	96,591	114,500	186,065	225,210
Total	754,619	1,051,524	718,437	1,067,987

(i)                                  In the case of non-payment by the obligor. The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

17. PUT OPTION RESERVE

On July 1, 2010, Millicom reached an agreement with its local partner in Honduras whereby Millicom’s local partner granted Millicom an unconditional call option for duration of five years for his 33% stake in the Honduran operation. At the same time, and as consideration for the call option, Millicom granted a put option for the same duration to its local partner. The put option can only be exercised in cases of a change of control of Millicom International Cellular S.A. or Millicom’s subsidiary that holds the shares in Celtel (except if the change of control is in favor of Investment AB Kinnevik, the current largest shareholder of Millicom, or management of Millicom).

A change of control event may occur at Millicom level which is beyond the control of Millicom. Such an event would enable our local partner to exercise his put option. The put option is a financial liability as defined in IAS 32 and Millicom initially recorded a current liability for the present value of the redemption price of the put option of $747 million, remeasured to $720 million at June 30, 2012 (June 30, 2011: $775 million).

The redemption price of the put option is based on a multiple of the EBITDA of the Honduran operation. The multiple is based on a change of control transaction multiple of Millicom. Management estimated the change of control transaction multiple of Millicom from a trading multiple of Millicom and adding a control premium (based upon comparable transactions from the industry).

The fair value of both the put option and the call option are considered to be immaterial at June 30, 2012 and December 31, 2011.

18.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the six months ended June 30, 2012 and 2011.

	Six months ended June 30, 2012	Six months ended June 30, 2011
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ 000
Investing activities
Acquisition of shares in Helios Tower companies (see note 14)	(13,448)	(1,830)
Disposal of property, plant and equipment	13,448	1,830
Acquisition of property, plant and equipment	(1,559)	(18,208)
Asset retirement obligations	(902)	(2,064)

Financing activities
Share-based compensation	11,106	7,385
Vendor financing and finance leases	1,559	18,208

19.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, in Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As consequence, uncertainties exist that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, Millicom faces uncertainties regarding taxation, interconnect, license renewal and tariff arrangements, all of which could have a significant impact on the long-term economic viability of its operations.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

19.  COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As at June 30, 2012, the total amount of claims against Millicom’s operations was $889 million, (December 31, 2011: $127 million), of which $1 million (December 31, 2011: $1 million) relate to joint ventures.

As at June 30, 2012, $8 million (December 31, 2011: $7 million) has been provided for these claims in the consolidated statement of financial position. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Included in the total claims above is a lawsuit which was filed against our subsidiary in Ghana (Millicom Ghana) by E-Talk Limited (E-Talk) in November 2011, alleging that Millicom Ghana terminated a July 2006 contract with insufficient notice. The total value of the claim is approximately $30 million, including various general damages, loss of expected revenues and punitive damages. Pre-trial talks were held with the plaintiff with no resolution in the Commercial Court in Accra on 28 April 2012 and the Court has asked the parties to provide more information. Management considers this claim as opportunistic and without foundation, in so far as it was filed more than four years after the events on which the plaintiff bases its claim and takes the view that no provision should be made for this claim.

Also included in the total claims is a claim filed with the Civil Chamber of Bogota in Colombia against the entire mobile operator industry of Colombia, including our subsidiary in Colombia, by a group of approximately twenty individuals. The claimants allege damages and losses suffered from third parties through illegal use of cellular phones in extortion attempts against the claimants, and are claiming a collective total of approximately $753 million from the mobile operators.  The case has been inactive, with the exception of a mandatory settlement conference held among the parties under the court’s supervision, which did not result in any settlement agreement. It is expected that the litigation will move towards an evidence-presentation phase. Management considers this claim to be entirely spurious and without foundation or substance. As a result, management is of the view that no provision should be made for this claim.

Sentel GSM S.A. (“Sentel”) license

The Sentel license to provide mobile telephony services in the Republic of Senegal has been challenged by the Senegalese authorities. Sentel continues to provide telephony services to its customers and remains in control of the business. However, the government of the Republic of Senegal published on November 12, 2008 a decree from 2001 that purports to revoke Sentel’s license.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of the Senegal Telecommunications Act. Although the Senegalese government has, since 2002, acknowledged the validity of the Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly owned Millicom subsidiary and Sentel instigated arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) towards the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

On the same day, the Republic of Senegal instigated court proceedings in the Republic of Senegal against Millicom and Sentel and sought court approval for the revocation of Sentel’s license and sought damages against Sentel and Millicom.

In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID’s jurisdiction made by the Republic of Senegal. On November 10, 2010, the Republic of Senegal withdrew its action against Sentel and Millicom in the court proceedings in Senegal. A hearing on the merits of the case was held in December 2011 and a final decision on the case is expected in 2012.

Due to the nature of the dispute, the status of the process for arbitration proceedings, a lack of qualitative information from which to assess possible outcomes, and a lack of financial information, significant uncertainties exist as to the financial impact (if any) of the dispute. The uncertainties are such that, at the date of filing of these consolidated financial statements, it is not practicable to include a reasonable and accurate assessment of the possible financial effect of this dispute.

Notes to the interim condensed consolidated financial statements	Millicom International
as at June 30, 2012 and for the six and three month periods then ended	Cellular S.A.

19.  COMMITMENTS AND CONTINGENCIES (Continued)

Capital commitments

As at June 30, 2012, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment and other fixed and intangible assets from a number of suppliers in the amount of $285 million (December 31, 2011: $370 million), of which $269 million (December 31, 2011: $348 million) are due within one year and $49 million (December 31, 2011: $46 million) relate to joint ventures.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $250 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. As at June 30, 2012, $123 million (December 31, 2011: $94 million) of Millicom’s retained profits represent statutory reserves and are undistributable to owners of the Company.

Foreign currency forward and swap contracts

As at June 30, 2012, the Group held foreign currency forward and swap contracts to sell Colombian Pesos in exchange for US$ for a total nominal amount of $84 million (December 31, 2011: $84 million) of which $41 million matures in July 2012 and the remaining in July 2013. Losses from the forward and swap contracts amounted to $4 million for the six month period to June 30, 2012 (June 30, 2011: $6 million) (see note 9).

Interest rate swap agreements

In October 2010 Millicom entered into separate interest rate swaps to hedge the interest rate risks on floating rate debts in Honduras and Costa Rica. The interest rate swap in Honduras was issued for a nominal amount of $30 million, with maturity in 2015, and in Costa Rica for a nominal amount of $105 million with maturity in 2017. The swaps were assessed as highly effective, thus qualified for cash flow hedge accounting, and, as a result, the effective portion of the fair value change of the swap was recorded against other comprehensive income.

In January 2010, Millicom entered into a $100 million interest rate swap with Royal Bank of Scotland, maturing in January 2013, to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The swap was assessed as highly effective, thus qualified for cash flow hedge accounting, and, as a result, the effective portion of the fair value change of the swap was recorded against other comprehensive income.

20.  SUBSEQUENT EVENTS

Acquisition of Cablevision Paraguay

On July 16, 2012 Millicom announced that it had signed a binding agreement to acquire Cablevision Paraguay, comprising the debt and cash free operating businesses of Cable Vision Comunicaciones S.A., Television Dirigida S.A., Consorcio Multipunto Multicanal S.A., Producciones Unicanal S.A. and 100% of the shares of Teledeportes Paraguay S.A. for combined cash consideration of $150 million. Completion of the acquisition is subject to a number of closing conditions including obtaining regulatory approval. On completion Millicom will account for the acquisition as a business combination under IFRS 3R.

Acquisition agreement with Rocket Internet GmbH

On August 14, 2012 Millicom announced that it had entered into an agreement with Rocket Internet GmbH (“Rocket”) whereby Millicom will acquire an initial 20% interest in two subsidiaries of Rocket, Latin America Internet Holding (“LIH”) and Africa Internet Holding (“AIH”) for Euro 85 million and unconditional options to acquire the remaining shares in each of LIH and AIH. The options can be exercised from the date of closing of the acquisition. The first options expire in September 2013 and enable Millicom to increase its stakes to 35%, the second to 50% with expiry in September 2014 and the third to 100% with expiry in September 2016.

LIH and AIH together control 8 operating companies in the online and e-commerce sector.

Completion of the acquisition is expected before the end of 2012. On completion Millicom will account for the acquisition as a business combination under IFRS 3R.

Change of President and CEO

On July 31, 2012 Millicom announced the appointment of Hans-Holger Albrecht as President and CEO with effect from October 31, 2012. Mr. Albrecht succeeds Mikael Grahne who is stepping down from the position after almost four years as President and CEO and eleven years with the Company.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to Millicom’s unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IAS 34.

Overview

Introduction

Millicom is an international company providing communications, information, entertainment, solutions and financial services in emerging markets using various combinations of mobile and fixed telephony, cable and broadband businesses in 15 countries in Central America, South America and Africa.

As at June 30, 2012, the Group had operations in 15 countries in emerging markets in Central America, South America, and Africa. Millicom operates its businesses in El Salvador, Guatemala, Honduras, Costa Rica and Nicaragua in Central America; in Bolivia, Colombia and Paraguay in South America; and in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa.

As at June 30, 2012, the countries where we had mobile operations had a combined population of approximately 270 million. Therefore, 270 million people are covered by our mobile licenses and could receive mobile services if our networks covered the entire population. Our total mobile customers reached 44.6 million at June 30, 2012.

We believe there is opportunity for further growth in our markets because our services provide the means to communicate and to gain access to information and other services and solutions that benefit consumers. We believe that significant growth potential exists in value added services (“VAS”). VAS accounts for more than 32% of our recurring revenue and continues to grow by approximately 23% year-on-year. Central America and to a lesser extent South America now have higher penetration levels and voice growth will be lower in the future than in the past.

Our revenue mix is shifting from communication to a higher proportion of data, entertainment, solutions and mobile financial services as these are some of the fastest growing areas of consumer demand in our markets and we are investing further in developing, products and services, and supporting infrastructure in these categories. Currently we expect higher returns on invested capital on entertainment, solutions and mobile financial services as these categories are less capital intensive than communication services.

Operating Results

The discussion below focuses on the results from continuing operations.

Six months ended June 30, 2012 and 2011

The following table sets forth certain unaudited income statement items from continuing operations for the periods indicated.

			Impact on
	Six months ended		comparative results
	June 30,		for period
	2012	2011 (as restated)(i)	Amount of	Percent
	(Unaudited)	(Unaudited)	variation	change
	(in US$ ‘000, except percentages)

Revenues	2,349,332	2,201,525	147,807	7%
Cost of sales	(854,596)	(756,347)	(98,249)	13%
Sales and marketing	(429,969)	(400,196)	(29,773)	7%
General and administrative expenses	(456,821)	(397,768)	(59,053)	15%
Other operating expenses	(47,678)	(47,592)	(86)	0%
Other operating income	13,280	3,722	9,558	257%
Operating profit	573,548	603,344	(29,796)	(5)%
Interest expense	(101,515)	(91,039)	(10,476)	12%
Interest income	6,168	7,222	(1,054)	(15)%
Other non-operating income (expenses), net	16,161	5,474	10,687	195%
Charge for taxes	(176,214)	(139,478)	(36,736)	26%
Profit for the period from continuing operations	318,148	385,523	(67,375)	(17)%
Profit for the period from discontinued operations, net of tax	—	39,465	(39,465)	(100)%
Non-controlling interests	(11,330)	(25,559)	14,229	(56)%
Net profit for the period attributable to owners of the Company	306,818	399,429	(92,611)	(23)%

(i)                                  Restatement — see note 3 to the unaudited interim consolidated financial statements

We generate revenue from the provision of communication, entertainment, solutions, information, and financial services such as monthly subscription fees, airtime and data usage fees, roaming fees, interconnect fees, connection fees, broadband internet, fixed line telephony, VOIP, data transmission, mobile money transfer and related financial services, cable television, sale of content and other services and equipment sales.

Innovation continues to be a major focus of the Group as we seek to grow revenues in maturing markets by developing and selling additional products and services through which we can gain a greater share of customers’ disposable income, increase loyalty and reduce churn.  In the first six months of 2012 value added services were 32% of recurring revenues and grew by approximately 23% year-on-year.

Total revenues increased by 7% for the six months ended June, 2012 to $2,349 million from $2,202 million for the six months ended June 30, 2011. The growth in revenue is due to growth in the number of customers, the quantity and mix of products and services taken by our customers, and related pricing, and by foreign exchange movements. In local currency our year-on-year revenue growth for the six months ending June, 2012 was 9%, 2% points higher than the $US growth reflecting a decline in value of many of the local currencies in our markets during this period. Our mobile customer numbers at June 30, 2012 and 2011 was as follows:

Mobile customers	June 30, 2012	June 30, 2011	Growth
Central America	15,182,411	14,087,497	8%
South America	11,740,115	10,670,786	10%
Africa	17,628,473	16,553,683	6%
Total	44,550,999	41,311,966	8%

From June 30, 2011 to June 30, 2012, our worldwide total mobile customer base increased by 8% from 41.3 million to 44.6 million.

In Central America, Millicom added 556 thousand net new customers in the first six months of 2012, bringing the total at the end of the quarter to 15.2 million customers (an 8% year-on-year increase). Guatemala grew its customer base by 9% year-on-year while El Salvador and Honduras both increased by 7%. We continue to focus on attracting higher quality customers in these more penetrated markets and set subsidy levels that support and encourage both voice and data usage. As at June 30, 2012 we had more than 2.2 million Data Users across the region.

In South America, customers increased 10% year-on-year to 11.7 million at June 30, 2012. Bolivia and Colombia recorded respectively 12% and 13% year-on-year increases to 2.9 million and 5.2 million. In Paraguay our customer base grew by 5% year-on-year and by June 30, 2012 we also exceeded 2 million Data Users across this region.

In Africa, customers increased by 6% year-on-year. Net new customers increased by 325 thousand in the first six months of 2012, bringing the total at the end of June to 17.6 million. Revenue continue to be impacted by market price reductions that were introduced in the second half of last year and we are yet to see full elasticity in the markets of Ghana, DRC and Senegal despite reduction in tariffs and introduction of flat tariffs in Ghana. Nevertheless, we maintained our market share across the region. The best performing markets in terms of US$ year-on-year customer growth were Rwanda, Tanzania, and Chad. In DRC, the customer base increased by 10% year-on-year; and in Senegal remained constant with the prior year.

We are investing to accelerate growth and strengthen our positions in the longer term. We value sustainable revenue growth over net customer additions and we are focusing on data and VAS customers from whom, on average, we generate a higher ARPU than 2G voice only customers. We believe that in more developed markets this has a stronger correlation with future growth than customer numbers.

Capital expenditure over the last 12 months resulted in improvements in the quality and capability of our networks and increased capacity and coverage which attracted customers. We are also investing approximately $300 million in 2012 and 2013 in our IT systems (billing platforms, CRM and ERP systems) and starting to invest in 3G capability in Africa. In H1 2012, we invested $436 million in capex, a meaningful increase over the level of H1 2011 including additional spectrum and extension of our license in DRC to 2024. We are accelerating our capital expenditure programs by anticipating investments earlier in the year to support strong growth in the information category and increasingly focusing on opportunities in which we see the most attractive returns on invested capital.

Continued improvements in the distribution network also increased product accessibility and drove customer growth. We are further improving the volume and variety of products and services we provide to our customers, the way in which these products and services are offered, as well as the accessibility and availability of our products and services by using innovative distribution channels and techniques. Future revenue growth is increasingly dependent on our ability to obtain a larger proportion of our customers’ disposable income through providing additional VAS and data services and future capital is being directed towards achieving this goal.

Future growth in quality customers is partly dependent on the level of capital expenditure invested in new business categories; on innovative and segmented product and service offerings and points of sale, and continued focus on a competitive and added value proposition.

We have continued to make progress with our asset productivity initiatives. In H1 2012 we received $83 million in cash from the transfer of towers to the different tower companies in Tanzania, DRC and Colombia. We expect to receive $140 million in total in 2012 and a further $30 million in 2013.

Revenue: Revenue for the six months ended June 30, 2012 and 2011 by operating segment were as follows:

Revenue	2012	2011	Growth
	(in US$ ‘000’)
Central America	950,584	903,826	5%
South America	920,766	812,196	13%
Africa	477,982	485,503	(2)%
Total	2,349,332	2,201,525	7%

Further revenue growth will likely come from all of our operations as we continue to implement our quadruple “A” (Affordability, Accessibility, Availability and Affinity) strategy focusing on higher quality customers and our focus on new categories as consumer demand shifts from minutes to bytes. This strategy will continue to drive higher penetration in our markets, mainly in Africa, while growth will come from ARPU increases including VAS revenue.

As previously described, innovation is a major focus of the Group as we grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  We expect innovation to be an important driver of growth in the years ahead although may have a slightly dilutive impact on margins.

Central America - Revenues for the six months ended June 30, 2012 were $951 million, up 5% year-on-year in US$ and reflecting an increase in net customer additions and strong growth in products and services in the information and solutions categories.

In local currency revenues for Central America increased by 6% year-on-year. Growth in the communications category was lower due to pricing pressure in El Salvador, though strong regional performances in the information and solutions categories contributed to the overall positive growth. As at June 30, 2012 we had approximately 2.2 million Data Users across the region.

At June 30, 2012 our cable and broadband business in Central America had approximately 860 thousand revenue generating units, around 24% growth year-on-year. Broadband customer growth continued to be strong.

South America - Revenues in South America for the six months ended June 30, 2012 amounted to $921 million, up 13% year-on-year in US$ as we accelerated growth in ARPU by almost 2% year-on-year, grew our customer base by 10% since June 30, 2011 and successfully up-sold and cross-sold VAS products and services to existing customers.

Revenue growth in local currency continued the trend of recent quarters increasing by between 8% and 21% in our three markets. We now have over 2 million Data Users in South America and growth is partly attributable to our packaging and targeting bundled services to suit our customer segments. Data Users in South America now represent around 17% of our regional customer base and around 18% of revenue generated in the information category.

Africa -   Revenues in Africa decreased slightly year-on-year in US$ to $478 million, negatively impacted by the strengthening of the USD against many of the currencies in our markets. Growth in Tanzania and Rwanda continued to be very strong despite competitor activity. ARPU for Africa in local currency was down 3% year-on-year. Results from operations in Africa were positively impacted by a 67% growth year-on-year in VAS products and services.

Cost of sales: Cost of sales increased by 13% for the six months ended June 30, 2012 to $855 million from $756 million for the six months ended June 30, 2011. The primary cost of sales incurred by us in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to continuing capital expenditures on our networks and investment in new products and services.

Gross profit margin decreased from 66% for the six months ended June 30, 2011 to 64% for the six months ended June 30, 2012. Future gross margin percentages will be mostly affected by interconnect taxes and the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Further gross margin decline is expected in all regions due to growth in new categories such as entertainment, solutions and mobile financial services. However, limited capital expenditure on these categories will increase return on invested capital and net profit as these products and services reach critical mass and maturity. Calls made exclusively within our networks have a higher gross margin as we do not incur interconnect charges to access other networks.

Sales and marketing: Sales and marketing expenses increased by 7% for the six months ended June 30, 2012 to $430 million from $400 million for the six months ended June 30, 2011. Sales and marketing costs comprised mainly commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotional costs for Tigo point of sales materials for the retail outlets, staff costs and subsidies. Handset subsidies increased further in the quarter as we continued our investment in data related services and expanding the number of our customers who have access to data and other value added services available only on smartphones.  As a percentage of revenues, sales and marketing expenses remained stable at 18% for both the six months ended June 30, 2012 and June 30, 2011.

Future sales and marketing costs will be impacted by expansion of the distribution network and launch of further innovative products and services. These initiatives require higher spending on awareness point of sales materials. We expect to increase subsidies on smartphones and datacards as we continue to see attractive opportunities in the future.

General and administrative expenses: General and administrative expenses increased by 15% for the six months ended June 30, 2012 to $457 million from $398 million for the six months ended June 30, 2011. This increase is mainly explained by our continued investment in supporting new categories and expansion and upgrade of networks. This includes an increase in staffing levels to accommodate growth and investment in category management. As a percentage of revenues, general and administrative expenses slightly increased from 18% for the six months ended June 30, 2011 to 19% for the six months ended June 30, 2012.

We continue to seek ways to further control our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as central procurement, financing negotiation, and human resources, as well as sharing information, best practices and technologies amongst the operating companies.

The tower sale and leaseback projects in Ghana is complete while Tanzania, DRC and Colombia are substantially complete, improving both our capital and operating efficiency by focusing on our core activities. Millicom is exploring similar opportunities in other countries where we operate, and the potential sharing of active infrastructure such as networks and spectrum for 4G and we believe that such projects would result in additional efficiencies. These transactions not only result in cash flow improvement but also increase operating margins as they offer the benefit of sharing assets and therefore reducing costs in the countries where they took place.

Other operating expenses: Other operating expenses remained flat for the six months ended June 30, 2012 at $48 million.

Other operating income:  Other operating income increased by $9 million for the six months ended June 30, 2012 to $13 million from $4 million for the six months ended June 30, 2011. This increase is mainly explained by relative levels of activity in transfer and rental of towers during these periods.

Operating profit: Operating profit for the six months ended June 30, 2012 and 2011 by operating segment was as follows:

Operating profit	2012	2011	Growth
	(in US$ ‘000’)
Central America	319,129	329,818	(3)%
South America	249,610	228,911	9%
Africa	66,819	97,203	(31)%
Unallocated	(62,010)	(52,588)	18%
Total	573,548	603,344	(5)%

Operating profit margin	2012	2011	Change in % points
Central America	34%	36%	(2)
South America	27%	28%	(1)
Africa	14%	20%	(6)
Total	24%	27%	(3)

The operating profit margin in Central America declined to 34% of revenues as we increased smartphone subsidies to support data growth, as well as the impact of pricing pressure in El Salvador. In South America, operating margins slightly declined to 27%. In Africa, the operating margin declined from 20% for the six months ended June 30, 2011 to 14% for the six months ended June 30, 2012 mainly as a result of pricing pressures in certain markets.

Millicom’s future operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures. Additional regulatory taxes and tariffs may also impact negatively our profits.

Interest expense: Interest expense for the six months ended June 30, 2012 amounted to $101 million, an increase of 12% from the six months ended June 30, 2011. This increase was mainly due to increased levels of financing, including a $180 million bond issuance in Bolivia, and tower leasebacks, and slightly offset by an overall reduction of interest rates in the first six months of 2012 compared to the same period last year.

Interest income: Interest income for the six months ended June 30, 2012 slightly decreased to $6 million compared to the six months ended June 30, 2011.

Other non-operating income (expenses), net: Other non-operating income, net for the six months ended June 30, 2012 amounted to $16 million, compared to non-operating income, net of $5 million for the six months ended June 30, 2011. Included in the six months ended June 30, 2012 is $25 million representing the change in value of the put option granted to our partner in Honduras, and a gain on revaluation of our previously held interest in Navega El Salvador of $9 million. These gains were offset by a negative fair value movement of $4 million on derivative instruments in our operation in Colombia, and losses from associates and exchange losses of $12 million.

The amount for the six months ended June 30, 2011 comprised a non-cash expense of $6 million for the change in value of the put option granted to our partner in Honduras, net exchange gains of $19, a negative fair value adjustment of $6 million on derivative instruments in our operation in Colombia and losses from associates.

Charge for taxes: The net tax charge for the six months ended June 30, 2012 increased to $176 million from $139 million for the six months ended June 30, 2011. This included $15 million related to utilization and revision of deferred tax assets recorded in our Colombian operation in 2011, withholding tax on a higher level of dividends paid, as well as increases in statutory tax rates in certain countries. The effective tax rate increased from 23% for the six months ended June 30, 2011 to 24% for the six months ended June 30, 2012.

Net profit for the period attributable to owners of the Company: The net profit for the six months ended June 30, 2012 was $307 million compared to a net profit of $399 million for the six months ended June 30, 2011. The change is largely the non-cash impact of the change in value of the put option liability related to our Honduran operation (a gain of $89 million in Q2 2012 compared with a loss of $35 million in Q2 2011). Profit from continuing operations decreased to $318 million for the six months ended June 30, 2012 from $386 million for the six months ended June 30, 2011. The profit from discontinued operations for the six months ended June 30, 2012 was nil compared to a profit of $39 million for the same period last year, reflecting the $37 million gain on sale of our Laos operation.

Effect of exchange rate fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ reporting currency and such fluctuations may have a material effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$. In addition, exchange rates are impacting Millicom’s earnings and cash flows due to US$ denominated debt held at local operational level where local currency borrowing facilities are either not available or not available under commercially acceptable terms. We generally do not hedge our foreign currency exposures since there are few available instruments in the countries where we operate. In the six months ended June 30, 2012, we had net exchange losses of $12 million.

Liquidity and capital resources

Cash upstreaming

We continued to upstream surplus cash to the Company from the operations. For the six months ended June 30, 2012, we upstreamed $549 million from 7 of the 15 countries in which we operate, compared with $506 million during the comparative period in 2011. This cash will be used to finance dividend distributions and the share buy-back program and for further investment.

Cash flows

For the six months ended June 30, 2012, cash provided by operating activities was $634 million, compared to $690 million for the six months ended June 30, 2011. The decrease is mainly the result of timing of payment of suppliers as well as increases in the level of inventories.

Cash used by investing activities was $319 million for the six months ended June 30, 2012, compared to $276 million for the six months ended June 30, 2011 as we accelerated investments in the first half of the year. In the six months ended June 30, 2012, Millicom used cash to purchase $369 million of property, plant and equipment compared to $282 million for the same period in 2011 and received $104 million from sale of property, plant and equipment in H1 2012, including $83 million from tower sale and leaseback transactions.

Net cash of $266 million was used by financing activities for the six months ended June 30, 2012, compared to a use of cash of $488 million for the same period in 2011. In the six months ended June 30, 2012, Millicom repaid debt of $403 million while raising funds of $487 million through new financing. Cash returned to investors through dividends and share buyback at $350 million was slightly lower than for the comparative period in 2011.

The net cash inflow for the six months ended June 30, 2012 was $49 million compared to an outflow of $18 million for the six months ended June 30, 2011. Millicom had closing cash and cash equivalents balances of $930 million as at June 30, 2012 compared to $1 billion as at June 30, 2011.

Capital additions

Our additions to property, plant and equipment and intangible assets for continuing operations split by operating segment were as follows:

	For the six months ended June 30,
	2012	2011
	(unaudited)	(unaudited)
	(in US$ ‘000)
Central America	123,202	66,180
South America	161,334	89,862
Africa	126,009	75,941
Unallocated	25,440	4,166
Total	435,985	236,149

The main capital expenditures in 2012 relate to the expansion, quality and capacity of existing networks, IT and billing systems.

Corporate and other debt and financing

As at June 30, 2012 we had total consolidated outstanding debt and other financing of $2,655 million (December 31, 2011: $2,438 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,366 million (December 31, 2011: $1,384 million).

Commitments

As at June 30, 2012, we had commitments with a number of suppliers to purchase network equipment and other fixed assets of $285 million (December 31, 2011: $370 million) of which $269 million (December 31, 2011: $348 million) are due within one year.

Guarantees

As at June 30, 2012, outstanding guarantees amounted to $755 million (December 31, 2011: $718 million).

Subsequent events

On July 16, 2012 Millicom announced that it had signed a binding agreement to acquire Cablevision Paraguay, comprising the debt and cash free operating businesses of Cable Vision Comunicaciones S.A., Television Dirigida S.A., Consorcio Multipunto Multicanal S.A., Producciones Unicanal S.A. and 100% of the shares of Teledeportes Paraguay S.A. for combined cash consideration of $150 million. Completion of the acquisition is subject to a number of closing conditions including obtaining regulatory approval. On completion Millicom will account for the acquisition as a business combination under IFRS 3R. On August 14, 2012 Millicom announced that it had entered into an agreement with Rocket Internet GmbH (“Rocket”) where by Millicom will acquire an initial 20% interest in two subsidiaries of Rocket, Latin America Internet Holding (“LIH”) and Africa Internet Holding (“AIH”) for Euro 85 million and unconditional options to acquire the remaining shares in each of LIH and AIH. The options can be exercised from the date of closing of the acquisition. The first options expire in September 2013 and enable Millicom to increase its stakes to 35%, the second to 50% with expiry in September 2014 and the third to 100% with expiry in September 2016.

LIH and AIH together control 8 operating companies in the online and e-commerce sector.

Completion of the acquisition is expected before the end of 2012. On completion Millicom will account for the acquisition as a business combination under IFRS 3R.

On July 31, 2012 Millicom announced the appointment of Hans-Holger Albrecht as President and CEO with effect from October 31, 2012. Mr. Albrecht succeeds Mikael Grahne who is stepping down from the position after almost four years as President and CEO and eleven years with the Company.